UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Terra Nitrogen Company, L.P.

(Name of Issuer)

Common Units of Limited Partnership Interests

(Title of Class of Securities)

881005 20 1

(CUSIP Number)

Mark A. Kalafut

Terra Industries Inc.

Terra Centre

600 Fourth Street

Sioux City, Iowa 51102-6000

(712) 277-1340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881005 20 1	13D/A	Page 2 of 12 Pages

1	Name of Reporting Person TERRA NITROGEN CORPORATION
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,172,414*
9 Sole Dispositive Power 0
10 Shared Dispositive Power 11,172,414*

11	Aggregate Amount Beneficially Owned by each Reporting Person 11,172,414*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 60.4%*
14	Type of Reporting Person CO

*	See Item 5.

CUSIP No. 881005 20 1	13D/A	Page 3 of 12 Pages

1

Name of Reporting Person

TERRA CAPITAL, INC. (due to direct ownership of 2,716,600 Common Units and indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation)

2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 13,889,014*
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,889,014*

11	Aggregate Amount Beneficially Owned by each Reporting Person 13,889,014*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 75.1%*
14	Type of Reporting Person CO

*	See Item 5.

CUSIP No. 881005 20 1	13D/A	Page 4 of 12 Pages

1	Name of Reporting Person TERRA CAPITAL HOLDINGS, INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.)
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 13,889,014*
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,889,014*

11	Aggregate Amount Beneficially Owned by each Reporting Person 13,889,014*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 75.1%*
14	Type of Reporting Person CO

*	See Item 5.

CUSIP No. 881005 20 1	13D/A	Page 5 of 12 Pages

1	Name of Reporting Person TERRA INDUSTRIES INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.)
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 13,889,014*
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,889,014*

11	Aggregate Amount Beneficially Owned by each Reporting Person 13,889,014*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 75.1%*
14	Type of Reporting Person CO

*	See Item 5.

CUSIP No. 881005 20 1	13D/A	Page 6 of 12 Pages

1	Name of Reporting Person TERRA NITROGEN GP INC.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person CO

Item 1.	Security and Issuer.

This Amendment No. 10 amends the Schedule 13D dated March 31, 1997 (as amended by Amendments Nos. 1 through 9 and this Amendment No. 10, the “Schedule 13D”) of the Reporting Persons relating to Common Units of limited partnership interests (the “Common Units”) of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting the first sentence of the first paragraph under section (a) and replacing it with the following:

“This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Terra Nitrogen Corporation, a Delaware corporation (“TNC”), by virtue of its direct beneficial ownership of Common Units; (ii) Terra Nitrogen GP Inc., a Delaware corporation (“TN GP”), by virtue of its participation in a “group” under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended; (iii) Terra Capital, Inc., a Delaware corporation (“Terra Capital”), by virtue of its direct beneficial ownership of Common Units and by virtue of its ownership of all the outstanding common stock of TNC; (iv) Terra Capital Holdings, Inc., a Delaware corporation (“Terra Holdings”), by virtue of its ownership of all the outstanding common stock of Terra Capital; (v) Terra Industries Inc., a Maryland corporation (“Terra”), by virtue of its ownership of all the outstanding common stock of Terra Holdings; (TNC, TN GP, Terra Capital, Terra Holdings, and Terra, are collectively referred to herein as the “Reporting Persons”).”

Item 2 is hereby further amended by deleting sections (b) and (c) and replacing them with the following:

“(b) The address of the principal business and principal office of each of the Reporting Persons is 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000.

(c) TNC was, prior to September 1, 2005, the general partner of TNCLP. TN GP is a newly formed affiliate of TNC which was formed to become the general partner of TNCLP and acquired the general partner interest in TNCLP from TNC on September 1, 2005. Terra Capital is primarily a holding company which holds the stock of significant operating subsidiaries of Terra. Terra Holdings is a holding company which holds the stock of Terra Capital. Terra is a holding company which holds the stock of Terra Holdings and certain other subsidiaries.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following paragraph as the third paragraph thereof:

“The source of consideration used by TNC to acquire Class B Common Units of the Issuer was a portion of the general partner interest in TNCLP previously owned by TNC.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the deletion of the existing third paragraph and substituting in its place the following two paragraphs:

“On September 1, 2005, TNC entered into a Reorganization Agreement (the “Reorganization Agreement”) with TNCLP and Terra Nitrogen, Limited Partnership (“OLP”). Pursuant to the Reorganization Agreement, a portion of TNC’s general partner interest in TNCLP was changed into a limited partner interest in TNCLP, represented by 184,072 newly issued Class B Common Units of the Issuer. Pursuant to the Reorganization Agreement, TNC amended and restated TNC’s Agreement of Limited Partnership to, among other things, provide for the terms of the Class B Common Units and to issue General Partner Units to represent the general partner interest in TNCLP.

Also on September 1, 2005, following consummation of the transactions contemplated by the Reorganization Agreement, TNC entered into a Conveyance, Assignment and Assumption Agreement (the “Conveyance Agreement”) with TN GP. Pursuant to the Conveyance Agreement, TNC transferred its general partner interest in each of TNCLP and OLP to TN GP and TN GP became the general partner of TNCLP and OLP.

Under the terms of TNCLP’s Agreement of Limited Partnership, the general partner of TNCLP has exclusive authority to manage the business and operations of TNCLP. As indirect sole owner of TN GP, Terra has the power to elect the board of directors of TN GP and therefore may be deemed to effectively control the management of TN GP. Terra appointed the previous directors and management of TNC as the directors and management of TN GP.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof and replacing it with the following:

“(a) TNC is the direct beneficial owner of 11,172,414 Common Units, which in the aggregate represents approximately 60.4% of the outstanding Common Units. Terra Capital is the direct beneficial owner of 2,716,600 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units owned by TNC. Thus, Terra Capital’s direct and indirect ownership in the aggregate represents approximately 75.1% of the outstanding Common Units.

By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital.

The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Annex A to this Statement beneficially own Common Units in the amounts set forth next to their names in Annex A.

(b) TNC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 11,172,414 Common Units beneficially owned by TNC. Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 2,716,600 Common Units beneficially owned by Terra Capital.

By virtue of its ownership of all the outstanding common stock of TNC, Terra Capital may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC. By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital.

The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

(c) Not applicable.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by TNC and Terra Capital.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following paragraph:

“The information set forth in Item 4 relating to the Reorganization Agreement is incorporated by reference herein.”

Item 7.	Material to be filed as Exhibits.

The following is added as an exhibit:

Reorganization Agreement (incorporated by reference to exhibit 3.3 to Terra Nitrogen Company, L.P.’s Current Report on Form 8-K, filed with the Commission on September 7, 2005)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 30, 2005

TERRA NITROGEN CORPORATION

By:	/S/ MARK A. KALAFUT
Name:	Mark A. Kalafut
Title:	Vice President, General Counsel and Corporate Secretary

TERRA NITROGEN GP INC.

By:	/S/ MARK A. KALAFUT
Name:	Mark A. Kalafut
Title:	Vice President, General Counsel and Corporate Secretary

TERRA CAPITAL, INC.

By:	/S/ MARK A. KALAFUT
Name:	Mark A. Kalafut
Title:	Vice President and Corporate Secretary

TERRA CAPITAL HOLDINGS, INC.

By:	/S/ MARK A. KALAFUT
Name:	Mark A. Kalafut
Title:	Vice President, General Counsel and Corporate Secretary

TERRA INDUSTRIES INC.

By:	/S/ MARK A. KALAFUT
Name:	Mark A. Kalafut
Title:	Vice President, General Counsel and Corporate Secretary